MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

T A B L E   O F   C O N T E N T S

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.15.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE.	15

1.15.2	DISCLOSURE OF OUTSTANDING SHARE DATA	16

1.15.3	DISCLOSURE CONTROLS AND PROCEDURES	16

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of March 16, 2007.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward- looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements and information. Although the Company believes the expectations expressed in such forward-looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2            Overview

Great Basin Gold Limited ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects: Hollister Development Block (“HDB”) Project, that covers about 5% of the Hollister (previously known as Ivanhoe) Gold-Silver Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project on the Witwatersrand goldfield in South Africa.

The Company also holds 100% working interest in the Casino property in Yukon, Canada, a non-mateerial property, subject to a 5% net profits interest on some of the claims. The property hosts a porphyry copper-gold deposit (see details below) and is farmed-out to others.

The main activities by the Company in the year ended December 31, 2006 were:

  Completing a positive Feasibility Study for Area 1 of the Burnstone Project in May and initiating development of an access decline at Burnstone in July;

  Acquiring nine new order prospecting rights, covering approximately 30,000 hectares, for the Burnstone Project in August, October and November;

  Obtaining a secondary listing on the JSE Limited (“JSE”), the stock exchange in Johannesburg, South Africa. The Company began trading on the JSE on October 27, 2006 under the abbreviated name GB Gold;

  Re-initiating surface exploration on the Hollister Property outside of the HDB in August;

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

  Monitoring the underground exploration and development activity by Hecla Ventures Corp. (“Hecla”) at the HDB Project. Hecla advanced work, mainly underground drilling and engineering studies, designed to increase confidence in the resources with a goal of completing a feasibility study for the HDB Project. The goal of achieving an n initial feasibility study is currently scheduled for completion in the second quarter of 2007;

  Appointing, in November 2006, Ms Zelda Smit, CA (SA), as the Company’s as Chief Financial Officer and Mr. Patrick R. Cooke, CA (SA), to the Company's Board of Directors. In addition to these new appointments, four directors, Robert Dickinson, Scott Cousens, Jeffrey Mason and Robert Still, retired from the Board, leaving a complement of nine directors; and

  Purchasing an initial 15% interest (10 million shares) in Kryso Resources plc (“Kryso”), a company listed on the London Stock Exchange’s Alternative Investment Market with gold and nickel assets in Tajikistan,. for a total payment of ₤1 million (approximately $2.2 million) and is to receive 5,000,000 warrants exercisable into one common share of Kryso per warrant at an exercise price of 15 pence (approximately $0.31) per share over a two year period.

1.2.1      Hollister Property, Nevada, USA

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize ‘inferred resources’. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin Gold’s exploration efforts at Hollister from 1997-2001 resulted in the discovery and delineation of several high-grade gold-silver vein systems. The HBD has inferred mineral resources of 719,000 tons grading 1.29 oz/ton gold and 7.00 oz/ton silver at a .25 oz/ton cut-off. The main vein systems are called the Clementine, Gwenivere and South Gwenivere systems.

Purchase of Hecla Interest in the HDB

Pursuant to Earn-In and Joint Operating Agreements entered into in August 2002, Great Basin and Hecla, Hecla could vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, provided Hecla funded a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieved commercial production) and issued 4 million share purchase warrants of Hecla’s parent company to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million have been issued to date.

On February 21, 2007, the Company announced that it would purchase Hecla and thereby reacquire 50% earn-in rights for a total consideration of US$60 million comprising US$45 million in cash and US$15

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

million in Great Basin common shares (approximately 7.94 million shares). On March 21, 2007 the Great Basin filed a preliminary prospectus in order to conduct a public offering of its shares. The transaction is subject to stock exchange and other customary closing conditions and will require the Company to secure sufficient financing. Completion deadline to purchase Hecla is April 30, 2007.

Preliminary Assessment Update

In connection with the JSE listing, Minefill Services, Inc. was commissioned to complete a review of project activities and update the preliminary assessment of the Hollister Property. Results were announced in August 2006. Since the underground drilling program was only about 50% completed at that time, the updated study used same mineral resource estimate as preliminary assessment that was done in 2002. However, it did include a review and update of the mining method and rate, some new information on metallurgical recoveries, updated mining, transportation and processing costs, and revised long term metal prices. As the study uses inferred mineral resources that are geologically speculative, there is no assurance that the results of the preliminary assessment will be realized.

Plans for 2007

The recommended program in the Company’s March 2007 technical report follows Great Basin Gold’s decision to fast track activities within the HDB project scope. The salient aspects of the project are:

  The continuation of underground drilling to further delineate the vein deposits and also to do condemnation drilling in the area of the planned underground infrastructure.

  Work towards upgrading the inferred resources to measured and indicated classifications with a view towards completing an initial feasibility study by end of second quarter 2007.

  Continue with mine permitting activities.

  Continue with the establishment of surface infrastructure, e.g. power lines, haul roads, rapid infiltration basins, backfill plant, offices, warehouses etc.

  Purchase mobile equipment required for advanced pre-production work and production.

  Develop underground infrastructure.

The proposed budget is $43.8 million to cover all the work recommended for the described program that would take place over 2007-2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.2.2      Burnstone Gold Property, Mpumalanga Province, South Africa

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize ‘inferred resources’. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The Burnstone Gold Property is in the South Rand area of the Witwatersrand goldfield located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

In 2005, the Company initiated a Feasibility Study; the positive results of the Study were announced in May 2006, and the first of a two stage development program began in July 2006 with the development of an access decline. Work is ongoing.

Great Basin Gold continued exploration drilling in 2006 in outlying areas and in the resource area. To January 2007, over 130,000 m (426,000 ft) of drilling had been completed in 202 holes. Drilling continues. The mineral resources for the project were updated, based on the results from the initial nine holes from that program, and announced in January 2007:

Burnstone Mineral Resource Estimate Update
January 2007 at 400 cmg/t cut-off

Category	Tonnes	Grade (g/t)	Contained Gold (ounces)
Measured	21,045,000	9.69	6,555,000
Indicated	8,246,000	4.28	1,135,000
Measured & Indicated	29,291,000	8.17	7,690,000*
Inferred	836,000	15.18	408,000

*Included in the table are approximately 464,000 ounces in the measured and indicated categories which relate to lands referred to as Doornhoek IR and are optioned to Southgold, Great Basin's wholly-owned subsidiary, until June 21, 2007.

Black Economic Empowerment

In February 2007, Great Basin Gold announced that it had entered into a framework agreement whereby it will achieve compliance with the requirements of South Africa’s Broad Based Black Economic Empowerment Act and thereby secure its new order prospecting rights in respect of the Burnstone Gold Project. Completion of the agreements are subject to a number of government and regulatory approvals.

Plans for 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

Additional drilling is recommended to the southwest of Area 1 (Area 4). Approximately 15,000 m is planned to be drilled at 600 m spacings with the objectives of expanding the known resources and identifying new areas of interest at a cost of ZAR15,000,000 (C$2.4 million).

The two stage underground access and development program will continue. The planned decline will be 2,180 m when completed. The bulk sample program is scheduled for completion in the second quarter of 2008.

1.2.3      Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold property, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s. The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. The Company has not done any work at Casino for several years, and has optioned portions of the property to other companies in 2000 and 2002

In connection with an option (the “Option”) on the Casino Property granted to Lumina Copper Corp. ("Lumina") (formerly CRS Copper Resources Ltd.), between June 2002 and March 2005, the Company received warrants which it has exercised.

Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

1.2.4      Market Trends

Overall, gold prices have been increasing for more than three years. Although there was some volatility late in 2006, the average for the year - US$604/oz – was higher than the average price - US$445/oz - in 2005. Volatility in the gold price has continued in 2007, and the average price to mid March is US$648/oz.

1.2.5      Activities

As detailed in Items 1.2.1 through 1.2.3 above, the main activities in fiscal 2006 at the Burnstone Project in South Africa have been the completion of the Burnstone Feasibility Study, initiation of the development of a underground access decline on the Burnstone Project, and exploration drilling on the Burnstone property; at the Hollister Project in Nevada, monitoring underground drilling and ongoing feasibility work by Hecla at the Hollister Development Block, preparing an updated Preliminary Assessment of the HDB Project and other activities associated with an application for a listing of the Company on the Johannesburg Stock Exchange, and re-initiating surface exploration.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.3            Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2006	2005	2004

Current assets	$35,158	$17,990	$17,839
Mineral properties	110,910	98,630	98,630
Other assets	3,851	69	65
Total assets	149,919	116,689	116,534

Current liabilities	1,331	700	752
Future income taxes and other liabilities	19,242	19,364	24,596
Shareholders equity	129,346	96,625	91,186
Total liabilities and shareholders’ equity	149,919	116,689	116,534

Working capital	33,827	17,290	17,087

Expenses
Conference and travel	1,076	336	207
Exploration	8,007	3,885	7,691
Financial advisory and finders' fees	–	–	106
Foreign exchange loss (gain)	(1,855)	(3,114)	2,410
Interest and other	(1,278)	(480)	(506)
Legal, accounting and audit	541	503	282
Office and administration	3,639	1,222	894
Stock-based compensation – exploration	1,088	19	754
Stock-based compensation – office and administration	2,522	457	1,720
Shareholder communications	337	284	232
Trust and filing	234	86	226
Loss before the under noted and income taxes	14,311	3,198	14,016
Loss on disposal of fixed assets	1	–	–
Loss (gain) on sale of investments	(112)	193	–
Mark-to-market adjustment on investments	(212)	166	–
Loss before income taxes	13,988	3,557	14,016
Future income tax recovery	(2,372)	(1,993)	(1,850)
Loss for the year	$11,616	$1,564	$12,166

Basic and diluted loss per share	$0.11	$0.02	$0.14

Weighted average number of common shares
outstanding	104,514,077	91,908,700	85,370,853

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.4            Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	As at and for the quarter ended
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2006	2006	2006	2006	2005	2005	2005	2005
Current assets	35,158	39,989	42,570	16,985	17,990	17,724	20,068	21,844
Mineral properties	110,910	110,910	98,630	98,630	98,630	98,630	98,630	98,630
Other assets	3,851	1,408	141	96	69	69	71	65
Total assets	149,919	152,307	141,341	115,711	116,689	116,423	118,769	120,539

Current liabilities	1,331	1,064	965	516	700	359	662	1,297
Future income taxes and other
liabilities	19,242	15,355	14,675	19,964	19,364	19,720	19,998	21,520
Shareholders equity	129,346	135,888	125,701	95,231	96,625	96,344	98,109	97,722
Total liabilities and
shareholders’ equity	149,919	152,307	141,341	115,711	116,689	116,423	118,769	120,539

Working capital	33,827	38,925	41,605	16,469	17,290	17,365	19,406	20,547

Expenses
Amortization	(15)	8	6	1	–	–	–	–
Conference and travel	406	169	302	200	184	99	34	20
Exploration	4,087	2,320	960	640	954	1,271	883	777
Foreign exchange loss (gain)	750	(480)	(2,706)	580	118	288	(1,659)	(1,861)
Interest and other expense
(income)	(412)	(467)	(254)	(145)	(130)	(115)	(121)	(114)
Legal, accounting and audit	176	131	128	106	157	140	142	64
Office and administration	1,203	953	913	570	233	407	283	299
Shareholder communications	75	64	109	89	47	58	99	80
Stock-based compensation –
exploration	221	238	493	136	27	2	(13)	3
Stock-based compensation –
office and administration	490	838	866	328	367	121	(32)	1
Trust and filing	130	7	11	86	7	6	5	67
Loss (income) before under-
noted and taxes	7,111	3,781	828	2,591	1,964	2,277	(379)	(664)
Loss on fixed assets	1	–	–	–	–	–	–	–
Loss (profit) on sale of
investments	(1)	(35)	(76)	–	–	–	–	193
Mark-to-market adjustments	1	–	(11)	(202)	121	(93)	138
Loss (income) before taxes	7,112	3,746	741	2,389	2,085	2,184	(241)	(471)
Future income tax expense
(recovery)	1,326	(1,718)	(1,980)	–	(463)	(296)	(191)	(1,043)
Loss (income) for the period	8,438	2,028	(1,239)	2,389	1,622	1,888	(432)	(1,514)

Basic and diluted (income)
loss per share	$0.07	$0.02	$(0.01)	$0.03	$0.02	$0.02	$(0.00)	$0.02)
Weighted average number of
common shares outstanding
(thousands)	112,967	111,308	99,627	93,870	92,318	92,113	92,113	91,074

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

The following is analysis of use of proceeds from recent financings:

	Amount of	Actual
Use of proceeds	Proceeds	Expenditure	Variance
Exploration and development –
Burnstone	$ 19.8 m	$ 6.5 m	$ 13.3 m
Additional land interests - Burnstone	2.2 m	–	2.2 m
Exploration and development –
Hollister	4.0 m	1.6 m	2.4 m
Total excluding working capital	$26. 0 m	$ 8.1 m	$ 17.9 m

The variances arise due mainly to timing issues as the Company is still in the early stages of both exploration and development programs on Burnstone and Hollister. The Company is at December 31, 2006 confident that it will achieve its objectives with both programs. Also the Company is in the process of acquiring the additional land interests being the farms that are located on Burnstone.

1.5            Results of Operations

For year ended December 31, 2006, the Company recorded a loss of $11,616,811 as compared to $1,563,771 in fiscal 2005, due mainly to an increase in exploration costs, office and administration, stock-based compensation and conference and travel costs. This was offset by higher interest income and future income tax recovery. The increase in office and administration costs to $3,639,079 (2005 – $1,222,037) was due in part to the increase in the number of permanent staff employed in the Company’s office in South Africa in the current year as well as the additional support required for the ongoing exploration programs. The increase in stock-based compensation to $3,610,110 (2005 – $476,156) is due to the granting of more options in the current year (2006 – 5,505,000, 2005 – 1,480,000). Conference and travel increased due to increased travel to and from South Africa and United States for the exploration programs, as well as for financings undertaken and road shows. The Company also recognized a gain on sale of investments of $112,005 (2005 – loss of $193,150) and a mark-to-market gain on its investments of $212,000 (2005 – write-down of $166,000) in the year ended December 31, 2006. The gain on sale of investments arose from the sale of the shares on the exercise of warrants received pursuant to the farmout agreement on the Casino Property (described in 1.2.3) . The mark-to-market gain was recorded on warrants held at balance sheet dates during the year based on estimates of fair value.

Exploration costs, excluding stock-based compensation and the Burnstone bulk sampling, were $2,468,238 (2005 – $2,991,088) for the Burnstone Gold Property and $1,665,763 (2005 – $389,985) for the Hollister Property for the year ended December 31, 2006.

At the Hollister Property, the increase in exploration costs over last year is due to the Company

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

undertaking an exploration program on the property within and around the HDB. The main costs were $389,823 for drilling (2005 – $nil), $511,970 (2005 – $8,490) for environmental which included water wells monitoring and water quality studies, $118,469 for engineering (2005 – $66,935), $401,164 for geological (2005 – $109,781) and $155,814 for property fees (2005 – $153,856). The exploration expenses on Hollister also include a maintenance payment from Hecla of approximately US$64,340 ($84,000).

At the Burnstone Gold Property, after the issue of the feasibility study in May 2006, the focus was on further exploration to expand and upgrade the mineral resources in Area 1 and Area 2 and the construction of the decline including surface infrastructure for the bulk sampling program and future mining activities. For the year ended December 31, 2006, total costs incurred for the bulk sampling program included surface infrastructure ($536,019), underground and access infrastructure ($443,229), establishment work ($393,129), portal construction ($322,257) and operational costs ($966,521). The main exploration costs incurred were for drilling (2006 – $939,705, 2005 – $472,917), engineering (2006 – $246,864, 2005 – $1,216,433), geological (2006 – $149,289, 2005 – $439,310), property fees (2006 –$105,089, 2005 – $155,688) and site activities (2006 – $267,581, 2005 – $221,127). Also, a charge for the reclamation cost of $405,000 was recorded as the reclamation obligation was created as a result of exploration activities.

In addition to activities at Burnstone and Hollister, a further $966,003 (2005 – $503,899) was incurred on other exploration activities and included $326,054 for drilling, $320,260 for geological and $118,182 for site activities. Most of these costs were in respect to the farms Roodepoort 598IR, Rietfontein 561IR and Rietbult Estates 505IR (described in 1.2.2) which are outlying portions within the greater option area of the Burnstone Property.

1.6            Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings, the exercise of warrants and options and a public offering in 2006. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

In May 2006, the Company completed an offering of 11,200,000 common shares at $2.25 per share for gross proceeds of $25,200,000. The Company paid to the underwriters a commission of $1,512,000 and granted compensation options to purchase 672,000 common shares at an exercise price of $2.60 per common share until May 18, 2007. The Company incurred other share issue costs of approximately $470,085 for net cash proceeds of approximately $23,217,915.

In July 2006, the Company completed a private placement financing of 3,333,334 common shares at $2.25 per share for gross proceeds of approximately $7,500,000. The Company incurred share issue costs of $466,317 for net proceeds of $7,033,683.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

On March 21, 2007, the Company filed a preliminary short-form prospectus with the securities regulatory authorities in Canada and the US Securities and Exchange Commission relating to a proposed best efforts public offering. The terms of the proposed offering (including the number of common shares to be issued, price per common share and gross proceeds) are to be determined based on negotiations with the agents and entering into a final agency agreement.

The net proceeds from these issues will be used for exploration and development at the Burnstone Project and the Hollister Development Block Project, to have sufficient funds to purchase Hecla’s earn-in interest (refer 1.2.1), as well as for working capital.

At December 31, 2006, the Company had working capital of approximately $33.8 million, which is sufficient to fund its exploration programs, operating costs and working capital for the next twelve months. As the Company chooses to proceed on the programs on its properties, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

At December 31, 2006, Great Basin had working capital of approximately $33.8 million, as compared to $17.3 million at December 31, 2005. The Company has no long term debt.

At December 31, 2006, the Company had approximately 113.4 million common shares issued and outstanding. There have been no material changes to the number of shares outstanding as of the date of this MD&A, although the Company has filed a preliminary prospectus on March 21, 2006 to raise sufficient funds to purchase Hecla’s earn-in interest.

1.8            Off-Balance Sheet Arrangements

None.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the year ended December 31, 2006, the Company paid HDI $1,755,870 compared to $1,104,875 during fiscal 2005, for these services and exploration programs to evaluate data on the Hollister Property and the Hollister Development Block Project, to prepare for an underground exploration program and to continue exploration and development work, including the finalizing of a feasibility study on the Burnstone Project.

During the year ended December 31, 2006, the Company paid $112,348 (2005 – $242,198) to a private company owned by a director, for engineering and project management services at market rates.

The Company paid $33,855 (2005 – $105,091) to a private company of which a director of the Company is an officer, for certain accounting and administrative services at rates negotiated while the officer was dealing at arm’s length with the Company.

The Company shares premises and other facilities on a cost-sharing arrangement (with no profit element involved for either party), with a subsidiary of Anooraq Resources Corporation, which is a Canadian public Company with certain directors in common with the Company. For the year ended December 31, 2006, the Company paid $198,642 pursuant to this arrangement.

1.10            Fourth Quarter

Loss for the quarter ended December 31, 2006 was $8,438,000 compared to $1,622,000 for the corresponding quarter in fiscal 2005. The quarter saw higher exploration activity on both the Burnstone, Property, which included the bulk sampling program, and on the Hollister Property. Also higher stock-based compensation costs and increased office and administration overhead, due in part to the additional personnel employed in the South African office, was incurred as compared to fiscal 2005. This was offset by increased interest income due to higher cash and equivalents during the quarter as compared to the corresponding quarter in 2005.

Total exploration costs were $4,087,417 for the current quarter compared to $953,665 for the corresponding quarter of fiscal 2005. The main exploration costs for the current quarter were for drilling (2006 – $1,011,855, 2005 – $864), environmental (2006 – $342,429; 2005 – $80,012), geological (2006 –$299,379; 2005 – $175,010) and site activities (2006 – $191,165; 2005 – $87,159). Less engineering was incurred due to the focus on exploration and the bulk sampling program whereas activities at Burnstone in 2005 were focused towards the completion of the feasibility study.

Conference and travel increased in the current quarter to $406,000 from $184,000 in the same quarter of fiscal 2005 due to the increased travel to and from South Africa and United States for the exploration programs, financings and road shows.

1.11            Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

course or disclosed herein, which are before the board of directors for consideration.

1.12            Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves, and
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the valuation of stock-based compensation expense, and
  the estimation of asset retirement obligations.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13            Changes in Accounting Policies including Initial Adoption

None.

1.14            Financial Instruments and Other Instruments

None.

1.15            Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1         Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

1.15.2         Disclosure of Outstanding Share Data

The following details the share capital structure as at March 16, 2007, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				113,621,713

Share purchase options	September 28, 2007	$ 1.15	490,000
	December 14, 2007	$ 1.14	15,000
	December 20, 2007	$ 1.17	545,000
	December 19, 2008	$ 1.62	1,900,000
	March 31, 2009	$ 2.07	3,011,000
	March 31, 2009	$ 2.45	180,000
	April 30, 2009	$ 2.07	107,500
	April 30, 2009	$ 2.45	456,500
	October 23, 2009	$ 2.07	400,000
	December 31, 2010	$ 1.14	680,000
	April 30, 2011	$ 2.45	1,255,000
	November 8, 2011	$2.45	90,000	9,130,000

Warrants	May 18, 2007	$2.60	672,000
	July 18, 2008	US$1.80	2,000,000	2,672,000

1.15.3         Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2006

The Company’s management, including the CEO and CFO, conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management has evaluated the effectiveness of internal control over financial reporting. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of December 31, 2006. During the Company’s most recently completed period, there were no changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to affect its internal control over financial reporting.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company in its Burnstone pre-feasibility study. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Further, South African mineral tenure laws require that significant economic ownership in the Company’s South African projects be held by historically disadvantaged peoples, and for which ownership rights the Company may not be sufficiently, or at all, compensated. The economics of the Company’s projects are sensitive to the Canadian Dollar, US Dollar and South African Rand exchange rates and these rates have been subject to large fluctuations in the past several years.